Exhibit 2.13

DESCRIPTION OF THE RIGHTS OF EACH CLASS OF SECURITIES

REGISTERED UNDER SECTION 12 OF THE EXCHANGE ACT

Common Stock

Each share of common stock would entitle the holder to one vote on all matters submitted to a vote of stockholders. Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of shares of common stock would be entitled to receive ratably all dividends, if any, declared by the board of directors out of funds legally available for dividends. Holders of common stock would not have conversion, redemption or preemptive rights to subscribe to any of our securities. All outstanding shares of common stock, when issued, will be fully paid and non-assessable. The rights, preferences and privileges of holders of common stock will be subject to the rights of the holders of any shares of preferred stock which we have issued or we may issue in the future.

Our board of directors is divided into three classes, each of which will generally serve for a term of three years with only one class of directors being elected in each year. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voted for the election of directors can elect all of the directors.

Our stockholders have no conversion, preemptive or other subscription rights and there are no sinking fund or conversion provisions applicable to the common stock.

Dividends

At the present time, we intend to retain most of our available earnings generated by operations for the development and growth of our business. The declaration and payment of any dividend remains subject to the discretion of the board of directors, and will depend on, among other things, Navios Acquisition’s cash requirements as measured by market opportunities and conditions. In addition, the terms and provisions of our current secured credit facilities and our indenture limit our ability to pay dividends in excess of certain amounts or if certain covenants are not met.

Transfer Agent

The transfer agent for Navios Acquisition’s common stock is Continental Stock Transfer & Trust Company, 1 State Street Plaza- 30th Floor, New York, NY 10004.